Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-140436-18

Home Loan Services Product Development First & Early Payment Defaults Operational Efficiencies Investor Relationships Product Performance Financial Performance Customers Investors

Servicing Levers of Differentiation Loan Boarding Loans boarded electronically within 48 hours of closing by First Franklin and ready to service Collection philosophy Employ integrated collection approach featuring behavioral prioritization of delinquent accounts and seamless partnership with Loss Mitigation Early intervention Loan modifications with low re-default rates, ARM payment shock program that centers on borrower contact and counseling, Pre- Foreclosure sales and counseling to reduce expenses and increase income Default management Strong default time-line management to control costs and loss severity Risk management and controls Culture of compliance Borrower Focus High call center service standards and a focus on listening to the borrower and tracking concerns Engaged workforce Robust training programs for both new hires and current staff and turnover well below industry average Managed growth Focus on forecasting to avoid surprises and enable company to stay ahead of servicing growth System flexibility and reliability Status as remote Fidelity MSP client limits any servicing system capability concerns Cost management Success with controlling cost to service over time Home Loan Services

Servicing Statistics 2003 2004 2005 2006 2007 (Forecast) Interim 3828203 2782850 2469559 2700954.879 207050 Permanent 14546858 20198668 35104018 46812831 48244614 Alt-A 34202 2003 2004 2005 2006 2007 (Forecast) Interim 32301 20738 15571 16421 1294 Permanent 121211 159142 258940 341151 333283 Alt-A 195 As of 9/30/2007, HLS serviced 360,327 accounts for $51.9 billion of which $42.3 billion was serviced for securitizations; $6.6 billion for National City; $1.6 billion for First Franklin balance sheet and the remainder for other investors. HLS has been servicing Securitizations since December, 2004. 2007 and beyond: HLS will continue to service originations and Securitizations of First Franklin and NationPoint.

Agency Ratings

	2004	2005	2006	2007
Moody's Ratings (Reaffirmed 10/07)				
Primary Servicer (Subprime)	SQ2	SQ2+	SQ1-	SQ1-
Primary Servicer (Prime)	--	--	SQ2	SQ2
Primary Servicer (Second Liens)	SQ2	SQ2	SQ2	SQ2
Special Servicer	SQ3	SQ2-	SQ2+	SQ2+
FitchRatings (Reaffirmed 6/07)				
Primary Servicer (Alt-A)	RSP2-	RSP2-	RSP2	RSP2
Primary Servicer (Subprime)	RSP2-	RSP2-	RSP2	RSP2
Special Servicer	RSS3+	RSS3+	RSS2-	RSS2-
S&P (2007 site review 8/07)				
Residential Subprime Mortgage Servicer	Above Avg.	Above Avg.	Above Avg.	In process
Alternative Residential Mortgage Servicer	Above Avg.	Above Avg.	Above Avg.	In process
Residential Prime Mortgage Servicer*	----	----	----	*

*Added to S&P Approved List of Residential Mortgage Servicers for Prime/Alt-A – 1/07

5

Default Timeline Borrower may file bankruptcy 30 Day 60 Day 90 Day 120 Day 150 Day 180 Day 180 + Day D e l i n q u e n c y Formal breach letter issued Referral to default attorney Collection activity continues until foreclosure sale date Property inspections are obtained Foreclosure sale completed Loss Mitigation activity continues until foreclosure sale date Update Value and perform loss analysis REO

Portfolio Delinquency Lower expected production levels coupled with 2006 pools beginning to pass delinquency peak in 4th quarter will begin to level off the 30 and 60 day delinquency levels. Delinquency will be driven by the later stage buckets which will continue to increase well into 2008. Speeds continue to slow causing the denominator to stay higher stabilizing the overall delinquency percentages. Overall delinquency peaks are expected to occur in July or August of 2008.

Philosophy of Early Intervention - Loss Mitigation COLLECTIONS Repayment Plan Or Promise to Pay NO Loan Reinstates YES Refer Negotiation Team Deed In Lieu Pre-Foreclosure Sale Modification Approved Denied Resolution Team Contact Customer Offer Credit Counseling Gather Financial Information Order Property Valuation Compare Credit Bureau with financials Determine best option Negotiate for Approval Cross sell if first option is denied Cross sell Presale or Deed in Lieu. REO Marketing REO Marketing

Modification Program Highlights Extending the term of the fixed portion Capitalizing delinquent interest if applicable Interest rate adjusted between initial rate and adjusted rate based on ability to pay Three month payment plan required if poor payment history Escrow required on all modification products A co-signor can be added to any modification product to strengthen the loan Deferral of a portion of the principal balance in the form of a balloon when the property value has decreased and the customer cannot afford the principal and interest payment The LTV on the remaining balance cannot go below 100% Twelve month on time payment history Taxes current Prove imminent and foreseeable default If delinquent after reset, FHA Secure program with our banking partner may be an option Borrower or Co-borrower is on a fixed income Financials do not support current interest rate Capitalize delinquent interest if applicable ARM Extension Modification Deferral Modification ARM Shock Current Loan Modification ARM - Fixed Modification Modification Products

Recent Modification Statistics

Modification Qualification Criteria If delinquent modification being considered the hardship must have ended If current loan modification with ARM reset must prove foreseeable and imminent default Financials must indicate at least a $200 monthly surplus after a thorough review of income and expenses and Type of modification chosen is based on 40% housing ratio (net income to mortgage payment) and 40% DTI ratio (minus secured debts such as mortgage payments and car payments) Nine in the last twelve payments on time or three payments made in a row prior to the modification If payment history is poor then a payment plan of three months is established prior to completion of the modification Payment plan amount equal to new modified payment to prove ability and willingness to pay

ARM Shock Strategy Customer Service Special Operations Team Call Campaign 90 Days Prior to Reset Determine Customer Attempting to Refinance Customer Validates they can afford increase Customer needs Loss Mitigation Assistance Resolution Team Refer Gather financial information Order property valuation Offer credit counseling to HOPE program Call and letter campaigns on 30+ delinquent ARM reset loans Refer Negotiation Team Determine financial ability to pay Choose appropriate modification product Negotiate terms of modification Run NPV Model NPV supports MOD NPV does not support MOD Close Modification Cross sell Presale

Scheduled ARM Changes through Q4/08 In addition to rising late stage delinquency, the following items will drive high volumes of loss mitigation activity through 2008: Over 76,000 accounts are scheduled to hit initial resets by December 2008 ARM Shock payment increases peaks in November 2007 and remains flat until peaking again in July 2008. Regulatory pressure to close more modifications utilizing an ever expanding number of modification product types including current loan modifications ARM reset risk will continue to grow during 2008 as the underperforming 2006 vintage matures to the initial shock dates. 2006 vintage loan initial resets peak during the 2nd half of 2008 (over 7,000 accounts scheduled for August) Few if any outlets for refinancing remain available for sub-prime customers An additional 23,000 accounts face subsequent (2nd or higher) resets between now and December 2008

Loss Mitigation - Success Customers who are current at the time of the reset continue to be current at a high level. Pro active Loss Mitigation activity keeps customer focus on the reset and helps those in need of assistance. Total Loss Mitigation Resolutions of all types, including Modifications, Payment Plans, and Presale activity, continue to show high success rates for those seeking Loss Mitigation help.

Foreclosure Target for adherence to FNMA's foreclosure timeline is 90%. Goal increased in 2007 due to improved efficiencies. First American Default Solutions has assumed some additional clerical tasks to allow our specialists to focus more on processing of the foreclosures. Selected Fidelity's Process Management web-based workflow management system, which will be used by both our attorneys and our specialists. The bi-directional communication allows us to more effectively and efficiently manage our default cases. We expect to see a lift at the beginning of the year when caseloads are expected to increase to at least 475 cases per specialist. Implementation date is October 29th. We expect the volume of foreclosures resulting from the 2006 vintage originations to peak in the second half of 2008. 6/1/2006 7/1/2006 8/1/2006 9/1/2006 10/1/2006 11/1/2006 12/1/2006 1/7/2007 2/7/2007 3/1/2007 4/1/2007 5/1/2007 6/1/2007 7/1/2007 8/1/2007 9/1/2007 10/1/2007 11/1/2007 12/1/2007 Cases per Processor 267 307 308 362 392 376 475 512 443 464 424 393 389 363 421 440 401 374 358 Ideal caseload 350 350 350 350 350 350 350 350 350 350 350 350 350 350 350 350 350 350 350 Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06 Dec 06 1/7/2007 2/7/2007 3/1/2007 4/1/2007 5/1/2007 6/1/2007 7/1/2007 8/1/2007 Adherence to Timeline 0.8782 0.8877 0.8989 0.8999 0.9052 0.8999 0.9141 0.92 0.9112 0.907 0.912 0.9052 0.9102 0.8906 0.9147 Timeline Target 0.85 0.85 0.85 0.85 0.85 0.85 0.85 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 Pro Forma 6/1/2006 7/1/2006 8/1/2006 9/1/2006 10/1/2006 11/1/2006 12/1/2006 1/1/2007 2/1/2007 3/1/2007 4/1/2007 5/1/2007 6/1/2007 7/1/2007 8/1/2007 9/1/2007 10/1/2007 11/1/2007 12/1/2007 # of FC 2642 2960 3357 3831 4187 4457 5469 6002 6546 6832 7565 8440 8789 10477 12301 15452 16339 17193 17914 # of LPMI claims 837 1036 1277 1602 1702 1940 2143 2248 2349 2227 2355 2064 2077 2150 2176 2200 2200 2200 2200 % of portfolio 0.0109 0.0121 0.0144 0.0161 0.0176 0.0188 0.0218 0.0228 0.0243 0.0244 0.026 0.0276 0.0292 0.0336 0.0391 0.0488 0.0524 0.0562 0.0596

REO (Real Estate Owned) Despite spike in volumes across the board, staffing and technology upgrades will enable the department to continue to maintain timelines and targets. We do not expect REO volumes resulting from the 2006 origination vintage to peak until the first half of 2009. Indicates Pro Forma or forecast 6/1/2006 7/1/2006 8/1/2006 9/1/2006 10/1/2006 11/1/2006 12/1/2006 1/1/2007 2/1/2007 3/1/2007 4/1/2007 5/1/2007 6/1/2007 7/7/2007 8/7/2007 9/1/2007 10/1/2007 11/1/2007 12/1/2007 # of accounts 1044 1175 1286 1451 1625 1806 2011 2288 2531 2784 3067 3417 3683 4151 4794 5325 5968 6459 7168 % of portfolio 0.0033 0.0035 0.004 0.0043 0.0048 0.0053 0.0058 0.0063 0.0069 0.0075 0.00817 0.0091 0.01 0.0111 0.0129 0.0151 0.0169 0.0188 0.0212 6/1/2006 7/1/2006 8/1/2008 9/1/2006 10/1/2006 11/1/2006 12/1/2006 1/1/2007 2/1/2007 3/1/2007 4/1/2007 5/1/2007 6/1/2007 7/7/2007 8/7/2007 9/1/2007 10/1/2007 11/1/2007 12/1/2007 Caseload 209 235 257 290 325 301 335 381 421 348 307 342 368 406 371 388 420 430 448 Ideal Caseload 350 350 350 350 350 350 350 350 350 350 350 400 400 400 400 450 450 450 450 6/1/2006 7/1/2006 8/1/2006 9/1/2006 10/1/2006 11/1/2006 12/1/2006 1/1/2007 2/1/2007 3/1/2007 4/1/2007 5/1/2007 6/1/2007 7/1/2007 8/1/2007 9/1/2007 Average Days List to Sale Date 107 111 116 101 126 106 112 113 107 113 110 113 109 113 114 116 Target 120 120 120 120 120 120 120 120 120 120 120 120 120 120 120 120 6/1/2006 7/1/2006 8/1/2006 9/1/2006 10/1/2006 11/1/2006 12/1/2006 1/1/2007 2/1/2007 3/1/2007 4/1/2007 5/1/2007 6/1/2007 7/1/2007 8/1/2007 9/1/2007 % of total listed 0.016 0.041 0.049 0.075 0.055 0.071 0.069 0.07 0.072 0.067 0.073 0.0708 0.06 0.067 0.087 0.081 Target 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 6/1/2006 7/1/2006 8/1/2006 9/1/2006 10/1/2006 11/1/2006 12/1/2006 1/1/2007 2/1/2007 3/1/2007 4/1/2007 5/1/2007 6/1/2007 7/1/2007 8/1/2007 9/1/2007 Net proceeds to appraisal 84.96 84.93 86.93 85.67 84.87 83.11 81.27 85.52 85.6 83.6 84.6 85.6 84.97 83.13 84.83 82.2 Target 82.5 82.5 82.5 82.5 82.5 82.5 82.5 82.5 82.5 82.5 82.5 82.5 82.5 82.5 82.5 82.5

Severity The top chart indicates dispositions from all channels by quarter, and the combined severity of all types by quarter through 3Q 2007. Severity continues to increase in 2007 as 2006 pools mature to loss levels including a high volume of full balance 2nd mortgage losses. The bottom chart indicates the aggregate average of total severity and value declines for each channel through 3Q 2007. Increasing value declines and slowing market liquidity will continue to put pressure on severity levels

Severity The largest severities are a result of REO dispositions. The charts at left compare the severity levels and value declines for both REO and Presale activity of the states with 20 or more dispositions. There is a direct correlation of time required to disposition, value decline, and total severity. Presales generally happen 6 to 10 months faster than an REO disposition. The difference in value decline and severity is a direct result of that timing difference.

Staffing Rollforward - Fourth Quarter, 2007 * Call Center total approved headcount through 4Q07

Historical Turnover 2003 2004 2005 2006 2007* Voluntary 0.115 0.09 0.09 0.153 0.0905 Industry Average 0.25 0.25 0.25 0.25 0.25 Involuntary 0.031 0.087 0.054 0.04 0.0639 *As of 9-30-07